

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 1, 2009

via U.S. mail and facsimile to (212) 310-1653

Mr. Tom Gurnee, Chief Financial Officer
Xinyuan Real Estate Co., Ltd.
27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025, People's Republic of China

      RE: Xinyuan Real Estate Co., Ltd.
             Form 20-F for the fiscal year ended December 31, 2008
             File No. 1-33863

Dear Mr. Gurnee:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                    Sincerely,

                    Terence O'Brien
                    Branch Chief